UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  -------------
                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                         The Allied Defense Group, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.10 par value
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                         (Title of Class of Securities)

                                    019118108
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 15, 2006
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 019118108               SCHEDULE 13D                 PAGE 2 OF 5 PAGES
-------------------                                            -----------------

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      Pirate Capital LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      AF
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e) |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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NUMBER OF SHARES        7     SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING                0
PERSON WITH             --------------------------------------------------------
                        8     SHARED VOTING POWER

                              1,170,361
                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              1,170,361
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,170,361
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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.4%
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14    TYPE OF REPORTING PERSON*

      IA
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* SEE INSTRUCTIONS

-------------------                                            -----------------
CUSIP NO. 019118108               SCHEDULE 13D                 PAGE 3 OF 5 PAGES
-------------------                                            -----------------

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      Thomas R. Hudson Jr.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES        7     SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING                0
PERSON WITH             --------------------------------------------------------
                        8     SHARED VOTING POWER

                              1,170,361
                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              1,170,361
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,170,361
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS

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CUSIP NO. 019118108               SCHEDULE 13D                 PAGE 4 OF 5 PAGES
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The Schedule 13D filed on May 23, 2005 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, par value $0.10 per share (the "Shares"), of The Allied Defense Group, Inc. (the "Issuer"), as amended by Amendment No. 1 filed on July 5, 2005, Amendment No. 2 filed on
August 23, 2005, Amendment No. 3 filed on February 16, 2006, Amendment No. 4 filed on March 15, 2006, Amendment No. 5 filed on April 26, 2006, and Amendment No. 6 filed on August 15, 2006, is hereby amended by this Amendment No. 7 to the
Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares reported herein were derived from available capital of the Holders (as defined below). A total of approximately $24,396,462 was paid to acquire such Shares.

Item 5. Interest in Securities of the Issuer

Paragraphs (a) through (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

      (a) The Reporting Persons beneficially own an aggregate of 1,170,361 Shares, constituting approximately 19.4% of the Shares outstanding.

      The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 6,034,558 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

      (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 97,100 Shares held by Jolly Roger Fund LP. By virtue of agreements between it and Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD (together with Jolly Roger Fund LP, the "Holders"), Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,073,261 Shares held by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Managing Member of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital LLC has voting power or dispositive power. Accordingly, Pirate Capital LLC and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 1,170,361 Shares.

      (c) The following transactions in the Shares were effected by the Reporting Persons in the last 60 days. All of such transactions were effected in the open market except where indicated:

Jolly Roger Activist Portfolio Company LTD

Trade Date         Shares Purchased (Sold)        Price per Share ($)
----------         -----------------------        -------------------
11/17/2006                  19,300                       14.82
11/20/2006                   1,000                       14.99
12/08/2006                   2,200                       18.05
12/12/2006                     800                       16.64
12/13/2006                     500                       16.20
12/14/2006                   3,000                       16.21
12/15/2006                 261,261                       16.71*

* Purchased in a private placement of the Issuer

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CUSIP NO. 019118108               SCHEDULE 13D                 PAGE 5 OF 5 PAGES
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Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2006

                                        Pirate Capital LLC


                                        By: /s/ Thomas R. Hudson Jr.
                                            -------------------------
                                            Thomas R. Hudson Jr.
                                            Portfolio Manager


                                        /s/ Thomas R. Hudson Jr.
                                        -----------------------------
                                        Thomas R. Hudson Jr.